Exhibit 99.3

5515 Anchiano VIF Annual General Meeting of Anchiano Therapeutics Ltd. Date: July 2, 2019 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only 1. To reelect the following directors until the next annual general meeting of the Company: For Against Abstain 1.1 Dr. Frank G. Haluska 1.2 Dr. Stephen J. Hoffman 1.3 Robert T. Connelly 1.4 Reginald L. Hardy 1.5 Dr. Lawrence Howard 1.6 Isaac T. Kohlberg 1.7 Dennison T. Veru 2. To approve the compensation payable to our directors. 3. To approve the compensation package payable to Dr. Frank G. Haluska, our Chief Executive Officer. Yes No 3a. Are you a Controlling Shareholder* or have a Personal Interest* in the approval of resolution 3? For Against Abstain 4. To approve an amendment to our Compensation Policy, regarding the vesting schedule of equity grants to our directors and certain officers. Yes No 4a. Are you a Controlling Shareholder* or have a Personal Interest* in the approval of resolution 4? 5. To approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors, and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services. For Against Abstain * as defined under the Israeli Companies Law, 1999, as described in the Company’s proxy statement. If you do not mark the relevant box, to confirm whether you are a Controlling Shareholder or have a Personal Interest, your vote will not be counted. Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Please Sign Here Please Date Above Please separate carefully at the perforation and return just this portion in the envelope provided. Proof 2 Allual General Meeting of Anchiano Therapeutics Ltd. to be held on July 2, 2019 For Holders as of June 3, 2019 MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. All votes must be received by 12:00 p.m. EST, on June 27, 2019. PROXY TABULATOR FOR ANCHIANO THERAPEUTICS LTD. P.O. BOX 8016 CARY, NC 27512-9903 EVENT # CLIENT # Copyright © 2019 Mediant Communications Inc. All Rights Reserved

5515 Anchiano VIF Proof Anchiano Therapeutics Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on June 27, 2019) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Anchiano Therapeutics Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on June 3, 2019 at the Annual General Meeting of the Shareholders of Anchiano Therapeutics Ltd. to be held on July 2, 2019 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse. NOTES: 1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. Proof 2 PROXY TABULATOR FOR ANCHIANO THERAPEUTICS LTD. P.O. BOX 8016 CARY, NC 27512-990